Exhibit 11
North Fork Bancorporation, Inc.
COMPUTATION OF NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE March 31, 2006 (unaudited)

	Three Months Ended
(dollars in thousands, except per share amounts)	March 31, 2006	March 31, 2005

Net Income	$210,128	$259,035

Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	453,917	466,476
Weighted Average Common Equivalent Shares	4,954	6,838

Weighted Average Common and Common Equivalent Shares	458,871	473,314

Net Income per Common Share — Basic	$.46	$.56
Net Income per Common and Common Equivalent Share — Diluted	.46	.55

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